CHS Inc.
Amendment to Bylaws

RESOLVED, That in order to allow the Board of Directors of this Association to take into account certain accounting changes when determining the amount of net income available for the purpose of making patronage refunds, the Bylaws of this Association be, and they hereby are, amended by adding the following language, to be set forth as a second paragraph to Section 4 of Article VII of the Bylaws:

Article VII, Section 4, Paragraph 2 :

“In the event that the Association makes an accounting change that is reported on a retrospective basis as currently ordinarily required by generally accepted accounting principles and practices, or in some other similar matter, and the reporting results in a cumulative effect on the earnings of the Association that is not reflected in an adjustment to income in the year of the change, then the Board of Directors of the Association shall make such adjustments to the total net income of the Association for the year of change or subsequent years as it deems necessary or appropriate in order to prevent amounts, either positive or negative, from being omitted in the calculation of the refund payable to patrons.”

RESOLVED FURTHER, That the Bylaws of this Association be, and they hereby are, restated such that all amendments heretofore adopted shall be set forth in a single document; and

RESOLVED FURTHER, That Management of this Association be, and they hereby are, authorized and directed to take any and all actions as may be necessary or advisable in order to carry out the foregoing amendment and restatement of this Association’s Bylaws.